Atna Increases Resource at Pinson

Vancouver, B.C. (July 11, 2007). Atna Resources Ltd. (ATN:TSX)  is pleased to announce the completion of a revised estimate of mineral resources on the Pinson Property, Humboldt County, Nevada.  The revised estimate includes drill holes that were completed and assay data received after the January 2006 cut-off date for the last resource estimate (Atna news release, April 6, 2006).

The revised estimate results in a significant increase in the total gold resource and in the transfer of additional mineralization from the inferred category to the measured and indicated categories.  The Measured + Indicated categories increased by 50% from 712,600 ounces to 1,063,000 ounces at an average grade of 0.42 ounces gold per ton.  Inferred resources increased by 9% from 1,053,700 ounces to 1,146,600 ounces with an average grade of 0.34 ounces gold per ton.  The revised estimate is shown in the following table.

Resources Summary (RF, CX, Ogee, CX-West)
	Tons*	Grade (Au opt)	Contained Au*
Measured	1,152,400	0.454	523,200
Indicated	1,353,500	0.399	540,600
M + I	2,505,000	0.424	1,063,000
Inferred	3,374,500	0.340	1,146,600
(Cut-off grade = 0.20opt Au)
* Columns do not add up due to rounding

The resources estimate was completed in accordance with conventional industry practice using a the commercial software (Surpac 5.2) and its inverse distance squared algorithm to calculate 10x10x10 foot blocks within geologically interpreted 0.10 ounce per ton grade shells. The resource classification of each block in the model is based on the distances from drill intercepts as follows:

Measured blocks:                                        within 50 feet of a drill intercept.
Indicated blocks:                                          50 to 100 feet from a drill intercept.
Inferred blocks:                                           100 to 300 feet from a drill intercept.

A full technical report in support of the estimate will be filed on SEDAR within 30 days.

David Watkins, President and CEO of Atna stated, “We are excited by the possibility that the exploration and development program about to be initiated by PMC [Pinson Mining Company, a wholly owned subsidiary of Barrick Gold Corporation] will continue to increase the size of the deposit and may encounter completely new zones of mineralization”.  PMC has less than twenty-one months remaining to complete spending their US $30 million back-in expenditure.

This press release and the mineral resource calculation were prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Licensed Geologist and Qualified Person with the ability and authority to verify the authenticity and validity of information contained within this news release.  The projections from drill hole data points are consistent with projections made in the original resource estimate for the property, which were prepared by Rob Sim, an independent consulting resource geologist, first published in February 2005, supported by Technical Reports filed on SEDAR in March 2005, and subsequently revised and re-filed in December 2005.  All analytical results in this news release are from samples prepared and assayed by BSI Inspectorate Laboratories in Reno, Nevada, an independent ISO certified analytical laboratory.  All gold analyzes were completed using standard fire assay methods with appropriate replicate and analytical standards to ensure high quality control and quality assurance.  ALS Chemex in Reno, Nevada re-analyzed all mineralized intervals to verify assays reported by BSI Inspectorate.

For further information, please visit our website, www.atna.com, or contact:

ATNA RESOURCES LTD., Kendra Johnston, Investor Relations Manager, Geologist
Tel: (604) 684-2285; E-mail: kjohnston@atna.com